Exhibit 3

DG FastChannel management will host a conference call to review the transaction described below:

Conference Call:           Tomorrow, April 17, 2007 at 10:00 a.m. EDT
Dial-in number:             212/896-6012 or 415/537-1964
Webcast:                       www.dgfastchannel.com

Replay information provided below.

News Announcement	For Immediate Release

For more information contact:
Omar Choucair	Joseph Jaffoni
Chief Financial Officer	Jaffoni & Collins Incorporated
DG FastChannel, Inc.	212/835 8500 or dgit@jcir.com
972/581-2000

DG FASTCHANNEL™ TO ACQUIRE POINT.360’s ADVERTISING
DISTRIBUTION OPERATIONS IN ACCRETIVE TRANSACTION

- Combination Significantly Expands DG FastChannel’s
Revenue and National Client Base -

- DG FastChannel to Realize Significant Operational and Financial Synergies -

 - Point.360 Shareholders to Retain Equity Ownership of Point.360’s
Post Production Operations and Receive DG FastChannel Shares -

DALLAS, TX (April 16, 2007) — DG FastChannel, Inc. (NASDAQ: DGIT), the leading provider of digital media services to the advertising and broadcast industries announced today that it has entered into definitive agreements with Point.360 (NASDAQ: PTSX) whereby (i) Point.360 will spin off its post production operations to Point.360 stockholders and (ii) DG FastChannel will acquire Point.360’s Ads distribution operations.

Commenting on the transaction, Scott K. Ginsburg, Chairman and CEO of DG FastChannel said, “Point.360’s Ads distribution operation aligns well with DG FastChannel’s business as both entities operate a national footprint of offices, sales professionals, and customer service representatives.  The business combination increases the breadth of our next generation, state-of-the-art digital media platform and provides significant enhancements to our customers.  Like the combination of DG Systems and FastChannel Networks that closed last June, this acquisition also provides significant opportunities for operational synergies.  Our shareholders will benefit from our proven ability to combine like businesses and drive superior returns.”

The acquisition of Point.360’s advertising distribution operations will significantly expand DG FastChannel’s revenues, EBITDA (earnings before interest, taxes, depreciation, amortization and restructuring charges) and client base of leading national and regional advertisers.  Pro forma for the transaction (as if the Point.360 advertising distribution operations were merged with DG FastChannel’s as of January 1, 2007 and reflecting anticipated revenue and expense synergies) DG FastChannel expects to generate calendar 2007 revenue in a range of $95 million to $100 million and EBITDA in a range of $31 million to $34 million.

DG FastChannel’s acquisition of Point.360’s advertising distribution operations will be accomplished via an exchange offer for all outstanding shares of Point.360 common stock, pursuant to which each share tendered and accepted by DG FastChannel would be exchanged for approximately 0.2252 of a share of DG FastChannel common stock.  DG Fastchannel expects to issue 2 million shares of its common stock in the transaction.  Prior to the consummation of the exchange offer, Point.360 will contribute its post production operations to a newly-formed and wholly-owned subsidiary of Point.360 (“New 360”) and Point.360 will distribute to its shareholders (other than DG FastChannel) pro rata all of the capital stock of New 360.  As a result of the contribution and distribution, at the consummation of the exchange offer, Point.360’s business will consist solely of the advertising distribution operations.  As soon as practicable following the completion of the exchange offer, Point.360 will be merged with and into DG FastChannel, with DG FastChannel continuing as the surviving corporation.  Point.360 shareholders that did not exchange their Point.360 shares in the exchange offer will receive the same consideration in the merger, without interest thereon.

Point.360 Spin-off of Post Production Operations

Under the terms of the agreements between the parties, Point.360’s post production operations, after being contributed to New 360, will be spun-off to Point.360’s existing shareholders (other than DG FastChannel) on a pro rata basis.  It is currently contemplated that Point.360 will list the shares of the post production entity, which will retain the Point.360 name following the closing, on the NASDAQ Global Market.

As partial consideration for the overall transaction, DG FastChannel, which owns approximately 1.6 million shares of Point.360 common stock, or approximately 15.8% of Point.360’s outstanding shares (previously acquired for approximately $5.3 million in open market purchases and negotiated transactions), will not participate in Point.360’s stock dividend of New 360 capital stock.

DG FastChannel Acquisition of Point.360’s Ads Distribution Operations

Upon completion of the spin-off of Point.360’s post-production operations, DG FastChannel will complete its exchange offer for all outstanding shares of Point.360 common stock.  For each share of Point.360 common stock that is validly tendered and not withdrawn pursuant to DG FastChannel’s exchange offer, DG FastChannel will deliver approximately 0.2252 shares of its common stock to the tendering holder.  Following the completion of the exchange offer, Point.360, which at the time will consist solely of the advertising distribution operations, will be merged with and into DG FastChannel, with DG FastChannel continuing as the surviving corporation.

The 2 million shares of DG FastChannel common stock to be issued in the exchange offer and merger are valued at approximately $34 million, based on the last reported sale price of $16.94 on the Nasdaq Global Market.  Additionally, DG FastChannel will assume up to $7 million of Point.360’s bank debt.  At closing, DG FastChannel expects to repay the debt obligations assumed pursuant to the transaction from cash on hand.

The total consideration for the overall transaction is approximately $46 million which reflects DG FastChannel’s initial $5.3 million investment for its shares of Point.360 common stock, the $34.0 million of value related to the issuance of 2 million shares of DG FastChannel common stock to Point.360 shareholders and the assumption by DG FastChannel of approximately $7 million of Point.360’s outstanding debt.  Pro forma for the completion of the transaction, DG FastChannel will have approximately 17.8 million fully diluted shares outstanding.

Mr. Ginsburg continued, “By combining these entities, we will deliver our extensive, unified service platform, unparalleled solution set and workflow improvements to a growing list of esteemed brands and advertising agencies. Our extensive customer service network will integrate very well with Point.360’s Los Angeles, Chicago, San Francisco, Dallas and New York offices.  The customer care and sales personnel who work in these offices will be a good fit with our team of professionals.”

DG FastChannel expects to achieve approximately $5 million to $7 million in operational synergies during the first year of operation following the closing of the transaction through the integration of Point.360’s advertising distribution management, operations, products and facilities and the elimination of duplicative offices, telecom lines, equipment and resources.

DG FastChannel offers the industry standards in digital media services with television, radio, and print media distribution capabilities; online business intelligence products including the world’s largest searchable database of television advertisements; digital asset management tools for archiving and collaboration; and media intelligence offerings.  In the advertising and media delivery space, DG FastChannel maintains and services thousands of advertisers, agencies, newspaper publishers and television and radio broadcasters.

DG FastChannel anticipates that the spin-off of Point.360’s post  production operations and DG FastChannel’s acquisition of Point.360’s advertising distribution operations will be completed during the third quarter of 2007.

Latham & Watkins LLP acted as legal advisor to DG FastChannel in the transaction.

Conference Call and Webcast — Tuesday, April 17, 2007

DG FastChannel will be hosting a conference call and simultaneous webcast tomorrow, Tuesday, April 17, 2007 at 10:00 a.m. EDT, both of which are open to the general public.  To access the conference call by telephone, interested parties may dial 212/896-6012 or 415/537-1964.  Participants can access the webcast through DG FastChannel’s website at www.dgfastchannel.com.  Questions and answers will be taken only from participants on the conference call.  For the webcast, please allow 15 minutes to register and download and install any necessary software.  Following the call’s completion, a replay will also be available for 30 days on the Internet from DG FastChannel’s website.

About DG FastChannel, Inc.

DG FastChannel delivers the standard in digital media services to the advertising, broadcast and publishing industries.  DG FastChannel’s innovative technology solutions help advertisers and agencies work faster, smarter and more competitively.

Offering both the ubiquitous reach of multicast satellite transmissions and the targeted capabilities of Internet technologies, DG FastChannel has deployed a suite of business intelligence and asset management tools and creative and production resources designed specifically for the advertising community.  DG FastChannel’s next generation distribution platform includes high definition electronic video distribution capabilities that streamline the advertising process from point of ingest via digital distribution to its edge-servers located at TV, cable and network broadcasters.  DG FastChannel’s online media distribution network and suite of products and services are relied upon by more than 5,000 advertisers and agencies, and over 21,000 online radio, television, cable, network and print publishing destinations. For more information visit www.dgfastchannel.com.

Additional Information

This Press Release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by DG FastChannel.  DG FastChannel will also file with the SEC a Schedule TO, and Point.360 will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the exchange offer.  DG FastChannel and Point.360 expect to mail a prospectus of DG FastChannel and related exchange offer materials, as well as the Schedule 14D-9, to Point.360 shareholders.  In addition, in connection with the spin-off, New 360 expects to file a registration statement on Form 10 with the SEC and mail a prospectus of New 360 to Point.360 shareholders.  Investors and security holders are urged to carefully read these documents and the other documents relating to exchange offer, merger and spin-off when they become available because these documents will contain important information relating to such transactions.  Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by DG FastChannel or Point.360, at the SEC’s website at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this Press Release may contain certain forward-looking statements relating to DG FastChannel and its expectations for the proposed acquisition of Point.360’s advertising distribution operations.  All statements included in this Press Release concerning activities, events or developments that DG FastChannel expects, believes or anticipates will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that the Offer and the Merger will not close because of a failure to satisfy one or more of the closing conditions; the risk that DG FastChannel’s business will have been adversely impacted during the pendency of the Offer and the Merger; the risk that the operations will not be integrated successfully; and the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated.  Additional information on these and other risks, uncertainties and factors is included in DG FastChannel’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

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